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                                                                      Exhibit 99

NEWS RELEASE

   CELERIS CORPORATION ANNOUNCES FIRST QUARTER 1999 REVENUES UP 48%
                         COMPARED TO FIRST QUARTER 1998

Nashville, TN (May 4, 1999) ... Celeris Corporation (Nasdaq: CRSC), a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology companies, today announced its results from operations for the first quarter ending March 31, 1999. From its continuing operations, Celeris reported revenues of $1.93 million, representing an increase of approximately 48% compared to $1.30 million reported for the first quarter of 1998, and an increase of approximately 22% compared to $1.58 million reported for the fourth quarter of 1998. The increased revenues are attributed primarily to Celeris' expanded service capabilities, including clinical trial management and data management, as well as a higher volume of regulatory consulting services performed. Related expenses also increased during the first quarter of 1999, attributed to Celeris' continued investment in its service capabilities, which the Company began expanding in 1998. Celeris reported a net loss from continuing operations of $1.20 million, or $0.13 per diluted share, a slight decrease compared to the reported net loss for fourth quarter of 1998 of $1.22 million, or $0.13 per diluted share. For the first quarter of 1998, Celeris reported net income of $157,000 or $0.01 per diluted share.

Also in the first quarter, Celeris recorded a gain of $200,000, or $0.02 per diluted share, representing proceeds received related to the previously announced sale of its healthcare provider software business. Under the terms of the sale agreement, Celeris is due additional consideration of up to $1.6 million, contingent upon performance of the assets and the buyer's costs to perform prepaid support and service obligations. Celeris is due to receive the remainder of the sale proceeds throughout 1999 and will record the proceeds as gain on the sale of the assets when received.

Overall, Celeris reported a net loss of $999,000, or $0.11 per diluted share, for the first quarter of 1999. In addition, Celeris reported cash and short term investments of $13.19 million at March 31, 1999.

"Our service offerings have been enthusiastically received by our clients," commented Barbara Cannon, President and CEO, " and we look forward to continued momentum in building our client base. We have received several requests for each of our service capabilities, both on a stand-alone basis and in combination with other services." As part of the Company's first quarter activity, Celeris was awarded a project by a major pharmaceutical company representing approximately $1.70 million in estimated service revenues. The project, which began late in the first quarter of 1999, involves several of Celeris' service capabilities and is presently scheduled to be completed in the first quarter of 2000.

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The Company is a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology manufacturers. Services offered by the Company include regulatory consulting and strategy, device evaluation, product and manufacturing quality assurance, statistical analysis and clinical study design and management. In addition, the Company has expanded its service offerings to include investigative site selection and qualification, clinical monitoring staffing services, data management and biostatistical consulting.


                      CELERIS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                   MARCH 31,         DECEMBER 31,
                                                                                     1999               1998
                                                                                  (UNAUDITED)         (AUDITED)
                                                                                  -----------         ---------
             ASSETS
      Current assets:
             Cash and cash equivalents                                           $  9,114,580       $  8,138,542
             Short-term investments                                                 4,080,079          7,083,851
             Accounts receivable, net of allowance of $213,000 and $172,000         1,651,494          1,516,712
             Other current assets                                                     370,655            412,360
                                                                                 ------------       ------------
                   Total current assets                                            15,216,808         17,151,465

      Net furniture, fixtures and equipment                                         1,233,881          1,012,986
                                                                                 ------------       ------------
                   Total assets                                                  $ 16,450,689       $ 18,164,451
                                                                                 ============       ============

             LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
             Accounts payable and accrued expenses                               $  1,329,663       $  1,024,837
             Deferred revenue and payables                                            518,681            398,653
             Accrued compensation                                                     323,761            279,853
             Net current liabilities of discontinued operations                     3,037,375          4,256,332
                                                                                 ------------       ------------
                   Total current liabilities                                        5,209,480          5,959,675

      COMMITMENTS AND CONTINGENCIES                                                        --                 --

      SHAREHOLDERS' EQUITY:
             Common stock, $.01 par value - 40,553,333 shares
                   authorized; 9,419,429 issued and outstanding                        94,194             94,194
             Additional paid-in capital                                            67,563,780         67,528,819
             Accumulated deficit                                                  (56,416,765)       (55,418,237)
                                                                                 ------------       ------------
                   Total shareholders' equity                                      11,241,209         12,204,776
                                                                                 ------------       ------------
                   Total liabilities and shareholders' equity                    $ 16,450,689       $ 18,164,451
                                                                                 ============       ============


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                      CELERIS CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                                 FOR THE THREE MONTHS ENDED
                                                                         MARCH 31,       DECEMBER 31,      MARCH 31,
                                                                           1999              1998            1998
                                                                         --------        ------------      ---------
          Revenue                                                      $ 1,932,862       $ 1,580,109       $ 1,302,625
          Cost of sales                                                  1,373,397         1,294,475           725,914
                                                                       -----------       -----------       -----------
                     Gross profit                                          559,465           285,634           576,711
          Selling, general and administrative expenses                   1,927,818         1,730,746           778,425
                                                                       -----------       -----------       -----------
                     Loss from operations                               (1,368,353)       (1,445,112)         (201,714)
          Interest income, net                                             169,825           227,511           358,471
                                                                       -----------       -----------       -----------
                     Income (loss) from continuing operations           (1,198,528)       (1,217,601)          156,757

          Discontinued operations:
               Loss from discontinued operations                                --                --        (2,175,118)
               Gain (loss) on disposal of discontinued operations          200,000          (483,412)               --
                                                                       -----------       -----------       -----------
                     Net loss                                          $  (998,528)      $(1,701,013)      $(2,018,361)
                                                                       ===========       ===========       ===========
          Basic income (loss) per common share:
                Continuing operations                                  $     (0.13)      $     (0.13)      $      0.01
                Discontinued operations                                       0.02             (0.05)            (0.22)
                                                                       -----------       -----------       -----------
                                                                       $     (0.11)      $     (0.18)      $     (0.21)
                                                                       ===========       ===========       ===========

          Diluted income (loss) per common share:
                Continuing operations                                  $     (0.13)      $     (0.13)      $      0.01
                Discontinued operations                                       0.02             (0.05)            (0.22)
                                                                       -----------       -----------       -----------
                                                                       $     (0.11)      $     (0.18)      $     (0.21)
                                                                       ===========       ===========       ===========

          Weighted average shares outstanding:
                 Basic                                                   9,419,429         9,419,429         9,738,429
                 Diluted                                                 9,419,429         9,419,429         9,863,480


This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include, but are not limited to: (1) market acceptance of the Company's new clinical research services is uncertain; (2) contracts for the Company's clinical research services may be cancelled or delayed by the Company's clients; (3) a material portion of the Company's revenue depends on a single client; and (4) the failure of assumptions related to the discontinued healthcare provider software business, including the performance of the assets sold as well as estimated remaining liability amounts.

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The forward-looking statements herein are also qualified in their entirety by the cautions and risks factors set forth in Celeris' Annual report on Form 10-K, dated March 30, 1999 under the caption "Cautionary Statement and Risk Factors" (Part I, Item 1, "Business"). A copy of Form 10-K may be obtained from the Public Reference Branch of the SEC at 450 Fifth Street NW, Washington, DC at prescribed rates.


Contact:          Paul R. Johnson
                  Chief Financial Officer
                  615-341-0223


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